UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2023

Commission File Number: 000-22113

Euro Tech Holdings Company Limited
(Translation of registrant’s name into English)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong

(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

Effective on January 17, 2023, Euro Tech Holdings Company Limited (the “Registrant”) has appointed J&S Associate (“J&S”) as its independent registered public accounting firm for the fiscal year ending December 31, 2022. The Registrant has terminated the services of the Registrant’s previous independent auditor, Union Power HK CPA Limited (“Union Power”) effective on January 11, 2023. J&S is headquartered in Malaysia and will be subject to the inspections by the Public Company Accounting Oversight Board of the United States. The appointment of J&S was made after careful consideration and evaluation by the Registrant and has been approved by the Audit Committee and the Board of Directors of the Registrant.

During the Registrant’s two most recent fiscal years ended December 31, 2021 and 2020, through the termination of services of Union Power on January 11, 2023, there were no disagreements between the Registrant and Union Power on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Union Power, would have caused it to make reference to the subject matter of the disagreements in connection with its report on the Registrant’s consolidated financial statements for such periods. In addition, Union Power’s reports on the financial statements as of and for the years ended December 31, 2021 and 2020 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal years ended December 31, 2021 and 2020 through the termination of services of Union Power on January 11, 2023, there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

During the two most recent fiscal years ended December 31, 2022 and 2021 and any subsequent interim period prior to engaging J&S, neither the Registrant nor anyone on its behalf consulted J&S regarding either (i) the application of accounting principles to any proposed or completed transaction, or the type of audit opinion that might be rendered on the Registrant’s financial statements, and neither a written report nor oral advice was provided to the Registrant that J&S concluded was an important factor considered by the Registrant in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) or a reportable event.

The press release is attached as Exhibit 99.1 to this Current Report on Form 6-K.

2

EXHIBITS

Exhibit 99.1 -	Press Release - Euro Tech Holdings Company Limited Appoints J&S as Auditor for 2022

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED

January 17, 2023	By:	/s/ Jerry Wong
Jerry Wong
Chief Financial Officer

4